CONFIDENTIAL TREATMENT REQUESTED

BY GIGAMON LLC: GIMO-0004

May 9, 2013

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Gabriel Eckstein
Patrick Gilmore
Jamie John

Re:	Gigamon LLC
Registration Statement on Form S-1
File No. 333-182662
Request for Confidential Treatment

Ladies and Gentlemen:

On behalf of Gigamon LLC, a Delaware limited liability company (the “Company” or “Gigamon”), and in connection with the submission of a letter dated September 14, 2012 (the “First Response Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 9, 2012, relating to the Company’s Registration Statement on Form S-1 (File No. 333-182662), filed with the Commission on July 13, 2012 (the “Registration Statement”), we submit this supplemental letter to further address comments 20 and 21 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 9, 2013	BY GIGAMON LLC: GIMO-0004

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

20.	When you know your estimated IPO price, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

The Company supplementally advises the Staff that, on May 5, 2013, representatives from Goldman, Sachs & Co., the lead underwriter for the Company’s initial public offering, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”), which takes into account a [***] reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). Prior to May 5, 2013, the Company had held discussions with the underwriters regarding the markets, comparable companies and their trading profiles, but the underwriters did not deliver the Preliminary Price Range for the initial public offering.

21.	Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint- of your IPO price range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

As described on pages 85-88 of Amendment No. 3 to the Registration Statement filed on May 1, 2013 (“Amendment No. 3”), the Company’s board of directors determined that the fair value of its common stock for awards granted in April 2013 was $4.90 per share or $[***] per share after giving effect to the Reverse Stock Split. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s common stock requires the Company’s board of directors to make complex and subjective judgments. The Company believes that the most significant factors that contributed to the modest difference between $[***], the midpoint of the Preliminary Price Range, and $[***] per share, the fair value of the common stock as of April 30, 2013 after giving effect to the Reverse Stock Split, as informed by the valuation report of the Company’s common stock as of April 17, 2013 that was prepared by the Company’s third party valuation specialists (the “April 30 Board Valuation”), were as follows:

•

The valuation reflected in the Preliminary Price Range assumes a successful initial public offering in June 2013 and represents an estimate of the fair value of the unrestricted and freely tradable common stock that could be sold in the initial public offering market without an illiquidity discount. In contrast, and as described on page 85 of Amendment No. 3, the April 30 Board Valuation used a probability-weighted expected return method (“PWERM”), and weighted the IPO scenario as an 85% probability, and weighted an M&A scenario as a 15% probability. For the purposes of the April 30 Board Valuation, after taking into account a 23.9% discount for lack of marketability, the M&A scenario placed a lower valuation on the Company’s common stock than the IPO scenario, and the inclusion of the M&A scenario in the analysis resulted in a lower valuation of the Company’s common stock under the PWERM. In addition, the IPO scenario under the PWERM assumed a discount to the

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 9, 2013	BY GIGAMON LLC: GIMO-0004

valuation for the holding period expected before the completion of an initial public offering, and included a discount for illiquidity.

•

The valuation reflected in the Preliminary Price Range also assumes no discount for lack of marketability. In contrast as described on page 86 of Amendment No. 3, the April 30 Board Valuation reflected an 8.1% discount for lack of marketability under the IPO scenario. Without applying this discount, and weighting the IPO scenario at 100%, the fair value of the Company’s common stock would have been $[***] per share after giving effect to the Reverse Stock Split, which is $[***], or [***]%, below the midpoint of the Preliminary Price Range, and $[***], or [***]%, below the bottom of the Preliminary Price Range.

•

In preparing their valuation model for the Preliminary Price Range, the underwriters used revenue multiples that were applied to the projections of the Company’s operating results for fiscal 2013 and fiscal 2014. In contrast, the April 30 Board Valuation used revenue multiples that were applied to the Company’s operating results for the last twelve months and to the projections of the Company’s operating results for fiscal 2013. As such, the revenue projections used in the calculation of the Preliminary Price Range were higher than the actual revenues and revenue projections used in the calculation of the April 30 Board Valuation, which contributed to the difference between the midpoint of the Preliminary Price Range and the April 30 Board Valuation.

•

In preparing their valuation model for the Preliminary Price Range, the underwriters used only a subset of the larger set of comparable public companies used in the April 30 Board Valuation. In contrast, the April 30 Board Valuation used all of the companies included in the underwriters valuation model for the Preliminary Price Range, and also included four additional companies that the Company’s board of directors deemed comparable but as a group had lower growth rates and lower multiples applied to their revenues. As such, the revenue multiples used in the April 30 Board Valuation were generally lower than the revenue multiples used in the valuation model for the Preliminary Price Range, which resulted in the April 30 Board Valuation being lower than the Preliminary Price Range.

•

As stated above, the Preliminary Price Range assumes the completion of a successful initial public offering. A successful initial public offering would provide the Company with substantial proceeds, which would significantly strengthen the Company’s balance sheet as a result of increased cash, which is reflected in the Preliminary Price Range, and which was not reflected in the April 30 Board Valuation.

As detailed in the Registration Statement, the Company and its board of directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accounts Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). For the April 30 Board Valuation, the Company’s board of directors obtained a contemporaneous independent valuation report from Valuation Research Corporation, a nationally recognized independent accounting and valuation firm, to ensure that all relevant business developments were taken into account in making valuation determinations and that the valuation report obtained was truly “contemporaneous,” as the term is defined in the AICPA Practice Aid.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 9, 2013	BY GIGAMON LLC: GIMO-0004

As of April 30, 2013, the Company’s board of directors consisted of individuals with significant experience in business, finance, venture capital and/or private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. The Company’s board of directors reached its determination of the estimated fair value of the Company’s common stock after thorough discussions and made its determination in good faith, based on the information available on the date of grant, including the contemporaneous valuation mentioned above.

In light of the foregoing, the Company believes that the actions of its board of directors to estimate the fair value of the Company’s common stock during the review period complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the AICPA Practice Aid and the Internal Revenue Code of 1986, as amended.

The Company believes that the fair value determined by its board of directors on April 30, 2013 for the common stock applicable to each stock option grant and restricted stock unit grant, in each case, as of that date is appropriate and demonstrates the diligent efforts of the Company’s board of directors in considering all relevant factors in determining the fair value. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.

* * * *

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please contact me if you have any questions regarding the foregoing at (650) 565-3574. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri

Rezwan D. Pavri

Enclosures

cc:	Duston M. Williams, Gigamon LLC
Paul B. Shinn, Gigamon LLC
Ravi Narula, Gigamon LLC
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Richard A. Kline, Goodwin Procter LLP
Danny Wallace, PricewaterhouseCoopers LLP